Actions Semiconductor Reports Second Quarter 2010 Results

ZHUHAI, China, August 3, 2010 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2010.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2010 was $9.7 million, as compared to revenue of $7.9 million for the first quarter of 2010, and $10.5 million for the second quarter of 2009.

Net loss attributable to Actions Semiconductor’s shareholders for the second quarter of 2010 was $0.4 million, or $0.01 per ADS compared to net loss attributable to Actions Semiconductor’s shareholders of $0.9 million, or $0.01 per ADS, for the first quarter of 2010, and net loss attributable to Actions Semiconductor’s shareholders of $0.8 million, or $0.01 per ADS, for the second quarter of 2009.

Actions Semiconductor reported gross margin of 39.6% for the second quarter of 2010, as compared to gross margin of 39.6% for the first quarter of 2010, and 27.7% for the second quarter of 2009.  The Company ended the quarter with $71.4 million in cash and cash equivalents together with time deposits.  Trading securities and marketable securities, current and non-current, were $174.1 million at the end of the quarter.

Since the share repurchase programs started in 2007, the Company has invested approximately $31.2 million in repurchasing its shares.  As of June 30, 2010, approximately 13.1 million American Depositary Shares (ADSs) were repurchased.

“We were pleased to deliver better than expected results for the second quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “Our gross margin continued to benefit from our ongoing cost reduction programs as well as solid revenue contributions from our high-end products.  Average selling prices (“ASP”) remained relatively stable, despite increased shipment volumes into lower-end applications such as the automotive and boom box sectors.

“Building on the traction we have experienced with our Series 13 and Series 25 products targeting the QVGA and D1 markets, we are continuing to expand the advanced applications and end-markets addressed by our product portfolio through our R&D efforts.  We believe the high-end MP4 sectors offer attractive opportunities to drive growth and margin performance. We remain confident in our ability to strategically position the Company to take advantage of the gradual rebound in demand for consumer electronics and to improve our performance over time,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The Company undertakes no obligation to update these statements.

For the third quarter of fiscal year 2010 ending September 30, 2010, Actions Semiconductor estimates revenue in the range of $9.0 to $10.0 million, gross margin slightly lower than second quarter, and operating expenses slightly higher on a sequential basis without factoring in additional R&D expenses associated with our pending acquisition in the third quarter.  The third quarter 2010 estimates include share-based compensation of approximately $0.1 million.

Conference Call Details
Actions Semiconductor’s second quarter 2010 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, August 3, 2010.  To participate in the live call, analysts and investors should dial 877-941-2069 (within U.S.) or 480-629-9713 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through August 4, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 432970.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2010	2010	2009
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	71,311	99,924	87,706
Time deposits	47	47	62
Marketable securities	135,278	133,434	139,984
Trading securities	495	500	-
Accounts receivable, net	1,986	1,940	1,891
Amount due from a related party	457	767	530
Amount due from an equity method investee	287	404	492
Inventories	3,356	3,555	4,501
Prepaid expenses and other current assets	2,815	1,339	1,258
Deferred tax assets	583	285	371
Income tax receivable	188	55	-
Total current assets	216,803	242,250	236,795

Investment in equity method investees	1,751	2,025	1,577
Other investments (NIL, NIL and $420 carried at fair value as of June 30, 2010, March 31, 2010 and December 31, 2009 respectively)	2,746	3,639	3,258
Marketable securities ($13,989, $13,917 and NIL carried at fair value as of June 30, 2010, March 31, 2010 and December 31, 2009 respectively)	38,287	13,917	23,773
Rental deposits	53	61	46
Property, plant and equipment, net	18,502	16,341	14,437
Land use right	1,537	1,538	1,546
Acquired intangible assets, net	3,154	3,552	3,625
Deposit paid for acquisition of land use right	901	-	-
Deposit paid for acquisition of intangible assets	1,100	-	-
Deferred tax assets	117	131	149
TOTAL ASSETS	284,951	283,454	285,206

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	3,947	2,518	2,355
Accrued expenses and other current liabilities	6,193	5,291	4,626
Other liabilities	2,296	2,196	2,124
Income tax payable	208	-	129
Deferred tax liabilities	374	380	284
Total current liabilities	13,018	10,385	9,518

Other liabilities	122	326	319
Deferred tax liabilities	2,129	2,072	2,058
Total liabilities	15,269	12,783	11,895
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	28,428	29,822	31,423
Accumulated other comprehensive income	20,920	20,074	20,239
Retained earnings	220,333	220,774	221,648
Total Actions Semiconductor Co., Ltd. shareholders' equity	269,682	270,671	273,311
TOTAL LIABILITIES AND EQUITY	284,951	283,454	285,206

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	7,906	7,406	14,191	15,636
Semiconductor product testing services	36	49	58	84
	7,942	7,455	14,249	15,720
Related-parties:
System-on-a-chip products	1,720	3,077	3,303	7,051
Total revenues	9,662	10,532	17,552	22,771
Cost of revenues:
Third-parties:
System-on-a-chip products	(4,780)	(5,306)	(8,573)	(10,681)
Semiconductor product testing services	(18)	(27)	(33)	(59)
	(4,798)	(5,333)	(8,606)	(10,740)
Related-parties:
System-on-a-chip products	(1,040)	(2,284)	(2,000)	(5,007)
Total cost of revenues	(5,838)	(7,617)	(10,606)	(15,747)
Gross profit	3,824	2,915	6,946	7,024
Other operating income	341	6	474	273
Operating expenses:
Research and development	(4,437)	(4,956)	(8,994)	(9,666)
General and administrative	(2,352)	(1,795)	(4,092)	(4,170)
Selling and marketing	(305)	(290)	(551)	(580)
Total operating expenses	(7,094)	(7,041)	(13,637)	(14,416)
Loss from operations	(2,929)	(4,120)	(6,217)	(7,119)
Other income (expense)	452	161	482	(726)
Fair value change in financial instruments	1	1	133	42
Interest income	2,244	3,116	4,678	5,990
Interest expense	-	(32)	-	(59)
Loss before income taxes, equity in net loss of equity method investees and non-controlling interest	(232)	(874)	(924)	(1,872)
Income tax credit (expense)	64	153	34	(242)
Equity in net loss of equity method investees	(273)	(161)	(425)	(340)

Net loss	(441)	(882)	(1,315)	(2,454)
Less: Net loss attributable to non-controlling interest	-	105	-	1,885
Net loss attributable to Actions Semiconductor Co.,Ltd.	(441)	(777)	(1,315)	(569)

Net loss per share-basic and diluted:
Net loss attributable to Actions Semiconductor Co.,Ltd.	(0.001)	(0.002)	(0.003)	(0.005)

Basic and diluted (per ADS)	(0.006)	(0.010)	(0.018)	(0.029)

Weighted-average shares used in computation:
Basic	441,181,871	461,911,062	444,005,616	464,898,891
Basic and diluted	441,181,871	461,911,062	444,005,616	464,898,891

Weighted-average ADS used in computation :
Basic	73,530,312	76,985,177	74,000,936	77,483,149
Basic and diluted	73,530,312	76,985,177	74,000,936	77,483,149

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	663	681	1,353	1,332
General and administrative	225	351	500	693
Selling and marketing	38	54	79	107

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net loss	(441)	(1,315)	(569)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	455	936	1,061
Land use right	8	16	16
Allowance for doubtful accounts receivable	-	(102)	(60)
Amortization of acquired intangible assets	448	984	1,580
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	(117)	(117)	(226)
Write down of inventories	-	-	(76)
Loss (gain) on disposal of property, plant and equipment	53	53	(7)
Gain on disposal of other investment	-	(137)	-
Equity in net loss of equity method investees	274	426	340
Share-based compensation	926	1,932	2,132
Fair value change in trading securities	-	3	(40)
Deferred taxes	(234)	(21)	613
Proceeds from disposal of trading securities	5	5	30,649
Purchase of trading securities	-	(470)	(11,310)
Changes in operating assets and liabilities:
Accounts receivable	(46)	7	(647)
Amount due from a related party	310	73	561
Notes receivable	-	-	10
Inventories	213	1,159	2,488
Amount due from an equity method investee	120	208	-
Prepaid expenses and other current assets	(1,035)	(1,116)	(866)
Accounts payable	1,416	1,579	1,779
Accrued expenses and other current liabilities	(77)	(1,994)	(2,203)
Income tax receivable	(133)	(188)	(187)
Income tax payable	210	81	(212)
Deposit paid for acquisition of land use right	(901)	(901)	-
Rental deposit (paid) refunded	8	(7)	(21)
Net cash provided by operating activities	1,462	1,094	24,805

Investing activities:
Increase in an equity method investees	-	(600)	-
Proceeds from the disposal of other investments	897	1,251	-
Proceeds from redemption of marketable securities	-	45,235	-
Purchase of marketable securities	(25,879)	(54,689)	17,842
Proceeds from disposal of property, plant and equipment	-	-	27
Increase in deposit paid for acquisition of property, plant and equipment	-	-	(1,733)
Purchase of property, plant and equipment	(1,664)	(2,425)	(2,108)
Purchase of intangible assets	(27)	(327)	(2,185)
Deposit paid for acquisition of intangible assets	(1,100)	(1,100)	-
Decrease in restricted cash	-	-	40
Increase (decrease) in time deposits	-	15	(42)
Net cash (used in) from investing activities	(27,773)	(12,640)	11,841

Financing activities:
Repayment of short-term bank loans	-	-	(2)
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	-	79	475
Issuance of ordinary shares for share option plan	64	64	-
Repurchase of ordinary shares	(2,384)	(4,991)	(6,328)
Net cash used in financing activities	(2,320)	(4,848)	(5,855)

Net (decrease) increase in cash and cash equivalents	(28,631)	(16,394)	30,791

Cash and cash equivalents at the beginning of the period	99,924	87,706	45,435

Effect of exchange rate changes on cash	18	(1)	(4)
Cash and cash equivalents at the end of the period	71,311	71,311	76,222